Exhibit 22.1
List of Issuers and Guarantor Subsidiaries

This table sets forth the issuers and guarantors of the notes issued by Genpact Limited and its subsidiaries and the jurisdiction of incorporation or organization for each such entity.

Entity	Jurisdiction of Incorporation or Organization	1.750% Senior Notes due 2026	6.000% Senior Notes due 2029	4.950% Senior Notes due 2030
Genpact Limited	Bermuda	Guarantor	Guarantor	Guarantor
Genpact Luxembourg S.à r.l.	Luxembourg	Issuer	Issuer	Guarantor
Genpact USA, Inc.	Delaware, U.S.	Issuer	Issuer	Issuer
Genpact UK Finco plc	UK	Guarantor	Guarantor	Issuer